Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 333-180016, No. 333-93379, No. 033-56868 and No. 033-20155) of our report dated June 19, 2012, relating to the statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the related supplemental schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the Cerner Corporation Foundations Retirement Plan.

/s/Brown Smith Wallace LLC
St. Louis, Missouri
June 19, 2012